UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

SMART DECISION, INC.

(Exact name of issuer as specified in its charter)

Wyoming	82-3182235
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1825 CORPORATE BLVD NW. SUITE 110

BOCA RATON, FL 33431

(Full mailing address of principal executive offices)

(877) 267-6278

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Overview

Smart Decision, Inc. was incorporated on September 5, 2017 and commenced operations immediately thereafter. We are still in the research development stage of our business, aiming to develop and sell an application for consumers to be able to select the right LED bulb/fixtures. By selecting the right product the first time it dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer. The Company plans to develop additional algorithms for other consumer categories in the future.

In addition to our LED Smart Decision algorithm, we have started to develop an algorithm for the Cannabidiol (“CBD”) market. As with the LED Lighting market, CBD is exhibiting strong growth in the consumer sector. At the same time, there is quite a bit of confusion for the consumer, in terms of what CBD product(s) would suit their needs best. CBD is affecting industries as diverse as cosmetics, food and beverage and pharmaceuticals.

In the past few years, CBD has generated considerable headlines as it has become increasingly integrated into mainstream society. BDS Analytics and Arcview Market Research project that the collective market for CBD sales in the United States will surpass $20 billion by 2024. This forecast is a slight increase from the recent forecast made by New York-based investment bank Cowen & Co., which estimated that the market could generate more than $15 billion by 2025.

The forecasts take into account products sold through licensed dispensaries, pharmaceuticals and in the general market retail, which includes cafes, smoke shops, grocery stores, and pharmacies. However, BDS Analytics predicts that the majority of CBD product sales will soon occur in general retail stores instead of cannabis dispensaries. CBD product sales in dispensaries since 2014 have grown at an even faster rate than overall sales in dispensaries. Furthermore, CBD consumers are an average age of 40.

We look to introduce our patent-pending CBD algorithm by the first quarter of 2020.

Revenue

We generated revenues of $3,927 during the six months ended June 30, 2020 and no revenues for the six months ended June 30, 2020.

Net loss

As a result of the foregoing, for the six months ended June 30, 2020 and 2019 we recorded a net loss of $210,343 and $34,968, respectively. The loss is mainly comprised of accounting and audit fees, legal fees, and the remaining attributable to bank charges, general and administrative, office supplies and software license fees. Currently operating costs exceed revenue because we had nominal sales during this period. We cannot assure when or if revenue will exceed operating costs.

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Liquidity and Capital Resources

We had cash on hand of $5,496 at June 30, 2020 and $585 at June 30, 2019. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations we will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

For the six months ended June 30, 2020 we used $214,270 of cash in operating activities and for six months ended June 30, 2019, we used $33,945 of cash in operating activities. During the six months ended June 30, 2020, use of cash primarily consisted of our net loss of $210,343 offset by an increase in our accounts payable of $1,450 while the 2019 cash primarily consisted of our net loss of $34,968 offset by an increase in accounts payable of $1,391.

Financing Activities

For the six months ended June 30, 2020, financing activities provided $216,156 and for the six months ended June 30, 2019, financing activities provided $25,400. We received proceeds from the issuance of a convertible note and the sale of our Class A common stock.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

This summary of significant account policies of the Company is presented to assist in understanding our financial statements. The financial statements and the notes are the representation of our management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of stock compensation and the valuation of our deferred tax assets.

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Borrowings

Borrowings are recognized initially at cost, which is the fair value of the proceeds received, net of transaction costs incurred or beneficial conversion feature values which are recorded as debt discounts. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

Stock-Based Compensation

We record stock-based compensation in accordance with the guidance in ASC Topic 718 which requires us to recognize expenses related to the fair value of its employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

Item 2.	Other Information

On January 10, 2020, the Company issued a convertible note for $90,000 ($25,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 9, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On January 29, 2020, the Company issued a convertible note for $85,000 ($85,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of January 28, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On March 6, 2020, the Company issued a convertible note for $50,000 ($50,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 5, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

Each of these notes was issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(a)(2) thereof, and Rule 506(b) promulgated thereunder, as a transaction by an issuer not involving any public offering. No selling commissions were paid in connection with the issuances of the notes.

On May 28, 2020, the Company sold 4,400,000 shares of Class A Common Stock. (See Note 4 of the financial statements.)

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Item 3.	Financial Statements

SMART DECISION, INC.

BALANCE SHEETS

	June 30, 2020	June 30, 2019

ASSETS

CURRENT ASSETS:
Cash	$5,496	$585
TOTAL CURRENT ASSETS	5,496	585

TOTAL ASSETS	$5,496	$585

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$1,724	$1,725
Accrued expenses	37,360	28,808
Accrued interest	9,001	2,331
Convertible notes payable - related party, net of unamortized debt discounts	251,502	41,000
Note payable - related party - officer	1,200	1,201
PPP Loan	12,656	–
Derivative liabilities	24,130,082	–
TOTAL CURRENT LIABILITIES	24,443,525	75,065

Commitments and contingencies (Note 4)

STOCKHOLDERS' DEFICIT
Preferred stock; par value $0.0001; 1,000,000,000 shares authorized; Series A Convertible Preferred stock; 50,000 shares designated; 4,500 and none issued and outstanding at June 30, 2020 and 2019, respectively	1	–
Common stock; par value $0.0001: 5,000,000,000 shares authorized; Common stock - Class A; 4,900,000,000 shares designated; 76,990,000 and 72,990,000 issued and outstanding at June 30, 2020 and 2019, respectively	7,699	7,059
Common stock - Class B; 100,000,000 shares designated;
1,900,000 outstanding at June 30, 2020 and 2019, respectively	190	190
Additional paid in capital	(64,792,695)	59,491
Retained earnings (deficit)	40,346,776	(141,220)
TOTAL STOCKHOLDERS' DEFICIT	(24,438,029)	(74,480)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$5,496	$585

The accompanying notes are an integral part of these financial statements

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SMART DECISION, INC.

STATEMENTS OF OPERATIONS

	For The Six Months Ended
	June 30, 2020	June 30, 2019

Revenues	$3,927	$–

OPERATING EXPENSES
Accounting	3,000	4,000
Advertising & promotion	34
Audit fees	10,552	5,000
Bank charges	–	308
Compensation	47,755	–
Computer & internet	1,623	359
DTC fees	840	–
Edgar fees		341
Filing fees	150	9,650
Investor portal		3,060
Legal	13,306	5,125
Marketing	124,396	–
Meals & entertainment	132	96
Office expense	6,983	1,106
Office supplies	2,117	–
Patent expense	–	122
Postage	317	253
Professional fees	–	575
Rent expense	–	1,500
Software license fees	–	210
Telephone expense	–	136
Transfer agent fees	1,125	800
Travel	1,940	1,304

Total Operating Expenses	214,270	33,945

LOSS FROM OPERATIONS	(210,343)	(33,945)

OTHER INCOME (EXPENSE)
Initial derivative expense	–	–
Change in fair value of derivative liabilities	–	–
Interest expense	–	(1,023)

Total other income (expense)	–	(1,023)

(LOSS) BEFORE INCOME TAX PROVISION	(210,343)	(34,968)

INCOME TAX PROVISION	–	–

NET (LOSS)	$(210,343)	$(34,968)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - Basic	70,290,575	63,659,726
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - Diluted	330,550,640	63,659,726

The accompanying notes are an integral part of these financial statements

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SMART DECISION, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

DECEMBER 31, 2019 and 2018

	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2017	–	$–	33,750,000	$3,375	–	$–	$–	$(12,107)	$(8,732)

Shares issued for services			–	–	1,900,000	190	–	–	190
Shares issued for cash			38,700,000	3,870	–	–	58,905	–	62,775

Net loss for the year ended December 31, 2018								(97,686)	(97,686)

Balance December 31, 2018	–	–	72,450,000	$7,245	1,900,000	$190	$58,905	$(109,793)	$(43,453)

Shares issued for cash	–	–	6,540,000	654	–	–	64,746	–	65,400

Common stock exchanged for Series A preferred stock	4,500	1	(4,500,000)	(450)	–	–	449		–

Class A Common Shares retired	–	–	(1,900,000)	(190)	–	–	190	–	–

Initial derivative liability reclassification							(64,960,045)		(64,960,045)

Net income for the year ended December 31, 2019								40,666,913	40,666,913

Balance December 31, 2019	4,500	$1	72,590,000	$7,259	1,900,000	$190	$(64,835,755)	$40,557,120	$(24,271,185)

Shares issued for cash			4,400,000	440	–	–	43,060	–	43,500

Net income for the six months ended June 30, 2020								(210,344)	(210,344)

Balance June 30, 2020	4,500	$1	76,990,000	$7,699	1,900,000	$190	(64,792,695)	$40,346,776	$(24,438,029)

The accompanying notes are an integral part of these financial statements

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SMART DECISION, INC.

STATEMENTS OF CASH FLOWS

	For The Six Months Ended
	June 30, 2020	June 30, 2019

Cash Flows from Operating Activities:
Net Income (Loss)	$(210,344)	$(34,968)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in Operating Assets and Liabilities:
Decrease/Increase in accounts payable and accrued expenses	(1,450)	1,391
Net cash used in operating activities	(211,794)	(33,577)

Cash Flows from Financing Activities:
Proceeds from convertible notes payable	160,000	25,000
Proceeds from sale of Common stock	43,500	400
Proceeds from PPP Loan	12,656
Net cash provided by financing activities	216,156	25,400

Net Decrease/ Increase in cash	4,362	(8,177)
Cash at the Beginning of the Period	1,135	8,762
Cash at the End of the Period	$5,497	$585

The accompanying notes are an integral part of these financial statements

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SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

Note 1 – Nature of Operations and Basis of Presentation

Smart Decision Inc. (the “Company”) was incorporated in the state of Wyoming on September 5, 2017. The Company has researched and developed an algorithm for the consumer and business LED Lighting Market and consumer and business CBD market. With the Company’s Patent Pending CBD “Smart Decision” algorithm, consumers should be able to select the right CBD by answering a handful of consumer-friendly questions. Ultimately, selecting the right product the first time dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer. The Company intends to develop additional algorithms for other consumer categories in the future.

Risks and Uncertainties

The Company has not commenced planned principal operations. The Company’s activities since inception include devoting substantially all of its efforts to business planning development. Additionally, the Company has allocated a substantial portion of time and investment to the completion of its development activities to launch our marketing plan and generate revenues and to raising capital. The Company has generated no material revenues from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties.

Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2020, the Company had a stockholders’ deficit of $24,438,029 and a working capital deficiency of $24,438,029. For the six months ended June 30, 2020 the Company had net cash used in operating activities of $211,794 and the Company generated nominal revenues. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The ability of the Company to continue as a going concern is dependent upon initiating sales and obtaining additional capital and financing. While the Company believes in the viability of its strategy to initiate sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2 - Summary of Significant Accounting Policies

This summary of significant account policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and the notes are the representation of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of derivatives, valuation of stock compensation and share exchange, and the valuation of our deferred tax assets.

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SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

The Company’s notes payable and convertible notes payable approximate the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements as of June 30, 2020 and 2019.

Cash and Cash Equivalents

Cash comprises cash held on demand with banks. The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at June 30, 2020 and 2019.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations

Business segments

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment as of June 30, 2020 and 2019.

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SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

Fair Value Measurements

The Company follows ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under the FASB’s accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Depending on the product and the terms of the transaction, the fair value of derivative liabilities is modeled using various techniques. In 2020 the Company used a bi-nomial model to value the derivative liabilities.

Fair Value of Financial Assets and Liabilities Measured on a Recurring Basis

Level 3 Financial Liabilities - Derivative Liability on Conversion Feature

The Company uses Level 3 of the fair value hierarchy to measure the fair value of the derivative liabilities and revalues its derivative liability on the conversion feature at every reporting period and recognizes gains or losses in the statements of operations that are attributable to the change in the fair value of the derivative liabilities.

The following table presents the derivative financial instruments, measured and recorded at fair value on the Company’s consolidated balance sheets on a recurring basis, and their level within the fair value hierarchy as of June 30, 2020:

	Amount	Level 1	Level 2	Level 3
Derivative liability – Embedded conversion option	$24,130,082	$–	$–	$24,130,082

The following table presents the derivative financial instruments, measured and recorded at fair value on the Company’s consolidated balance sheets on a recurring basis, and their level within the fair value hierarchy as of June 30, 2019:

	Amount	Level 1	Level 2	Level 3
Derivative liability – Embedded conversion option	$–	$–	$–	$–

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SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

Revenue

The Company entered into an affiliate agreement with CBDPure. CBDPure shall pay to the Company a commission in the amount of a percentage of product sold to a user that accesses CBDPure’s website through a link on the Company’s website. The affiliate agreement may be terminated by either party at any time. All of the Company’s revenue for the six months ended June 30, 2020 was earned from CBDPure. The Company recognizes revenues when the performance obligation has been satisfied by the Company which is when products are sold through CBDPure’s platform.

Derivatives

The Company accounts for conversion options embedded in convertible notes payable in accordance with ASC 815“Derivatives and Hedging”. Further, subtopic ASC 815-15 “Embedded Derivatives” generally requires companies to bifurcate conversion options embedded in the convertible notes from their host instruments and to account for them as free standing derivative financial instruments if certain criteria are met. Derivative liabilities are recognized in the balance sheet at fair value as “Derivative Liabilities” and based on the criteria specified in FASB ASC 815-40“Derivatives and Hedging – Contracts in Entity’s own Equity”. The estimated fair value of the derivative liabilities is calculated using either the Binomial Lattice, or Monte Carlo simulation models where applicable and such estimates are revalued at each balance sheet date, with changes recorded to other income or expense as “Change in Fair Value – Derivatives” in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or equity, is evaluated at the instrument origination date and reviewed at the end of each event date (i.e. conversions, payments, etc.) and the measurement period end date for financial reporting, as applicable. A change in the derivative status of an existing instrument is accounted for through a reclassification between liabilities and equity. Upon conversion or repayment of the host instrument the derivative liability is recorded at its then fair market value, and an extinguishment gain is recognized.

Stock-Based Compensation

The Company records stock based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee and non-employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

2020 Stock Incentive Plan

On January 17, 2020, our Board of Directors adopted the 2020 Stock Incentive Plan (the “2020 Plan”). The purposes of the 2020 Plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our Company and thereby have an interest in the success and increased value of our Company.

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SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

The number of shares of Common Stock that may be issued under this Plan shall be 5,000,000 shares of Common Stock. The total number of shares of Common Stock issuable under this Plan shall not exceed 30% of the then outstanding shares of Common Stock (with convertible preferred or convertible senior common shares counted on an as if converted basis), unless a percentage higher than 30% is approved by at least two-thirds (2/3) of the outstanding securities entitled to vote.

The 2020 Plan is administered by our Board of Directors; however, the Board of Directors may designate administration of the 2020 Plan to a committee consisting of at least two independent directors. Only our employees or of an “Affiliated Company,” as defined in the 2020 Plan, (including members of the Board of Directors if they are our employees or of an Affiliated Company) are eligible to receive incentive stock options under the 2020 Plan. Our employees or of an Affiliated Company, members of the Board of Directors (whether or not employed by us or an Affiliated Company), and “Service Providers,” as defined in the 2020 Plan, are eligible to receive non-qualified options, restricted stock units, and stock appreciation rights under the 2020 Plan. All awards are subject to Section 162(m) of the Internal Revenue Code.

No option awards may be exercisable more than ten years after the date it is granted. In the event of termination of employment for cause, the options terminate on the date of employment is terminated. In the event of termination of employment for disability or death, the optionee or administrator of optionee’s estate or transferee has six months following the date of termination to exercise options received at the time of disability or death. In the event of termination for any other reason other than for cause, disability or death, the optionee has 30 days to exercise his or her options.

The 2020 Plan will continue in effect until all the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until ten years after its adoption, whichever is earlier. Awards under the 2020 Plan may also be accelerated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all our assets.

Net Income per Share

The Company computes net income (loss) per share in accordance with ASC 260-10, “Earnings Per Share.” The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the “as if converted” basis. For the period ended June 30, 2020 and 2019 there were 268,669,690 and 160,000,000, respectively potential dilutive securities related to convertible notes.

Pursuant to ASC 260-10-45, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted income (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. Potentially dilutive common shares consist of common stock issuable for stock warrants (using the treasury stock method) and shares issuable for convertible debt (using the as-if converted method). These common stock equivalents may be dilutive in the future.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

Note 3 – Convertible notes – related party and note payable related party

As of June 30, 2020 and 2019, convertible notes payable –related party consisted of the following:

	June 30, 2020	June 30, 2019
Principal amount	$416,000	$41,000
Less: unamortized debt discount	(164,498)	-0-
Convertible notes payable, net-current	$251,502	$41,000

On December 14, 2017 the Company issued a convertible note Convertible note dated December 14, 2017, for $6,000, interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 14, 2018. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On December 13, 2018 the maturity date of the note was extended to December 22, 2020. This note is currently in default.

On March 22, 2018, the Company issued a convertible note for $20,000 ($10,000 received in 2018 and $10,000 received in 2019), interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 22, 2019. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On March 21, 2019 the maturity date of the note was extended to March 22, 2020. This note is currently in default.

On May 20, 2019, the Company issued a convertible note for $50,000 ($50,000 received as of December 31, 2019), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of May 20, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On August 22, 2019, the Company issued a convertible note for $40,000 ($40,000 received as of December 31, 2019), interest accruing at 10%, convertible at Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 23, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On October 29, 2019, the Company issued a convertible note for $60,000 ($60,000 received as of December 31, 2019), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of October 29, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

14

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

On November 27, 2019, the Company issued a convertible note for $30,000 ($30,000 received as of December 31, 2019), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of November 27, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On December 19, 2019, the Company issued a convertible note for $50,000 ($50,000 received as of December 31, 2019), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 19, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On January 10, 2020, the Company issued a convertible note for $90,000 ($25,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 9, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. The note is currently in default.

On January 29, 2020, the Company issued a convertible note for $85,000 ($85,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of January 28, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. The note is currently in default.

On March 6, 2020, the Company issued a convertible note for $50,000 ($50,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 5, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

The investor that was issued the above convertible notes has agreed to waive the default financial penalties until February 28, 2021.

Amortization of debt discount on convertible notes and derivative liabilities

On July 31, 2019, the date the Company’s stock started trading on the OTC exchange the Company reclassified $64,960,045 from equity to derivative liabilities.

During the years ended December 31, 2019 and 2018, at the date of issuance of notes issued after July 31, 2019, the notes were discounted in the total amount of $242,843 and $0. During the year ended December 31, 2019 and 2018, initial derivative expense was $307,833 and $0, respectively. At the end of each reporting period, the Company revalues the embedded conversion option derivative liabilities. In connection with the revaluation, the Company recorded a gain resulting from the change in fair value of these convertible instruments of $41,380,640 and $0, for the year ended December 31, 2019 and 2018, respectively.

15

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

During the year ended December 31, 2019, the fair value of the derivative liabilities was estimated using the Simple Binomial Lattice Model with the following assumptions:

Dividend rate	0%
Term (in years)	0.75 to 3 years
Volatility	95% to 377%
Risk-free interest rate	1.52% to 1.75%

Notes payable – related party

Notes payable consisted of the following:

	June 30, 2020	June 30, 2019
Principal amount	$1,200	$1,200

On October 17, 2017, the Company issued a Note payable to an officer; interest accruing at 8%, maturity November 9, 2018. On November 8, 2018 the maturity date of the note was extended to November 9, 2019 and then to November 9, 2020, and again to November 9, 2021.

Note 4 – Commitments and Contingencies

On February 15, 2018 the Company entered into an employment agreement with the Company’s CEO. The term of the agreement is for five years and may be extended in one year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors

On February 16, 2018 the Company entered into an employment agreement with the Company’s treasurer. The term of the agreement is for five years and may be extended in one year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 22, 2018 the Company entered into an employment agreement with Jonathan Morgan, a director for the Company. The agreement may be terminated at the option of the Company for Cause as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

On February 28, 2018 the Company entered into an employment agreement with Dr. James Edward Dempsey, a director for the Company. The agreement may be terminated at the option of the Company for Cause as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

16

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

During the six months ended June 30, 2020, due to delays and hardships caused by the COVID-19 pandemic, pursuant to SEC temporary final rules (Release No. 33-10768; 34-88492; 39-2531; IC-33832, Relief for Form ID Filers and Regulation Crowdfunding and Regulation A Issuers Related to Coronavirus Disease 2019 (COVID-19)) which allowed for a 45-day extension from the original filing deadline of the Annual Report on Form 1-K (April 29, 2020), the Company made a sale of securities pursuant to Regulation A of the Securities Act, as amended, during the extension period and failed to file the Annual Report by the extended deadline. Due to this, the Company may have violated the registration requirements of Section 5 of the Securities Act and may have liability from federal and state regulators.

Note 5 - Equity

On February 16, 2018 the Company amended its articles of incorporation to authorize 5,000,000,000 shares of Common Stock having a par value of $0.0001 and to divide its Common Stock into two classes: Class A and Class B. There are 4,900,000,000 designated shares of Class A and 100,000,000 designated shares of Class B. The shares of each class of Common Stock are identical except that the holders of the Class B Common Stock shall be entitled to elect a majority of the board of directors and the holders of the Class A shall elect the remainder of the directors. Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock at the option of the holder. Both classes of common stock are entitled to one vote per share. The presentation of the authorized and designated shares has been retroactively applied to the balance sheet for the periods presented.

As part of the amendment the Company also added 1,000,000,000 shares of Preferred Stock having a par value of $0.0001 per share. The board of directors is expressly vested with the authority to fix and determine the relative rights and preferences of the shares of each series so established, however, that the rights and preferences of the various series may vary with only respect to the rate of dividend; whether the shares may be called and, if so, the call price and the terms and conditions of call; the amount payable upon the shares in the event of voluntary and involuntary liquidation; sinking fund provisions; the terms and conditions, if any, on which the shares may be converted; voting rights; and whether the shares will be cumulative, noncumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

SERIES A CONVERTIBLE PREFERRED STOCK

On September 3, 2019 the Company designated 50,000 shares of its 1,000,000,000 preferred shares as Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock shall have a stated value of $0.0001 per share. The holders of the shares of Series A Convertible Preferred Stock shall not be entitled to receive dividends. Each share of Series A Convertible Preferred Stock shall, at the option of the holder thereof, at any time and from time to time, be convertible into One Thousand (1,000) shares of fully paid and non-assessable shares of the Class A Common Stock of the Corporation subject to a 9.99% holder limitation. The conversion right of the holders of Series A Convertible Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its transfer agent for the Series A Convertible Preferred Stock, accompanied by written notice electing conversion. The shares have no liquidation right, however, the shares will automatically convert to Class A common shares upon a liquidation event. The Series A preferred shares have voting rights on an as converted basis.

17

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

COMMON STOCK

On February 6, 2018, the Board of Directors granted the Company’s CEO, 1,000,000 shares of class B Common, and the Company’s, Treasurer, 900,000 shares of class B Common Stock valued at a nominal $0.0001 per share for services rendered, or $190.

In February 2018 the Company sold 32,750,000 Class A common shares for $0.0001 per share for proceeds of $3,275, and then under a qualified Regulation A offering that became qualified in July 2018 the Company sold 5,950,000 Class A common shares in August through October 2018 for $0.01 per share totaling $59,500.

In April 2019 the founders, Adam Green and Eric Gutmann contributed 1,000,000 and 900,000 Class A common shares back to the Company.

During 2019 the Company sold 6,540,000 Class A common shares for $0.01 per share for proceeds of $65,400 pursuant to a Regulation A offering which became qualified on February 13, 2019. On February 20, 2020, the Company filed a post qualification amendment which became qualified on March 13, 2020. The Regulation A offering terminates in March 2021.

On August 19, 2019 an investor cancelled 4,500,000 shares of Class A common stock in exchange for 4,500 Series A convertible preferred stock. Both classes of shares were deemed to have the same value so there was no gain or loss on this transfer.

During the six months ended June 30, 2020, the Company issued 4,400,000 shares of its Common Stock for a total of $44,000, and 30,100,000 common shares for conversions of convertible notes payable in the amount of $3,010. In addition, the Company purchased back and retired 2,490,813 of its Common Stock from an investor. The loss on the retirement of the Common Stock was $57,700.

Note 6 – Income Taxes Payable

As of December 31, 2019, the Company had approximately $574,070 in net operating loss carry forwards for federal income tax purposes of which $12,107 may be carried forward through 2037 and $561,963 may be carried forward indefinitely subject to annual usage limitations.  Generally, these can be carried forward and applied against future taxable income at the tax rate applicable at that time. The Company is currently using a 21% effective tax rate for our projected available net operating loss carry-forward. The Company’s use of these NOLs may be limited under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended.

Components of deferred tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018
Net Operating loss carryforward	$146,466	$26,848
Valuation Allowance	(146,466)	(26,848)
Net Deferred Tax Assets	$–	$–

18

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

A reconciliation of the effective tax rate with the statutory Federal income tax rate was as follows for the years ended December 31, 2019 and December 31, 2018:

	For the year ended December 31, 2019:		For the year ended December 31, 2018:
Federal statutory rate	(21%	)	(21%	)
State taxes, net of Federal benefit	(4.74%	)	(4.74%	)
Permanent differences	26.03%		0.12%
Change in valuation allowance	(0.29%	)	25.62%
Effective tax rate	0%		0%

In accordance with FASB ASC 740 “Income Taxes”, valuation allowances are provided against deferred tax assets, if based on the weight of available evidence, some or all of the deferred tax assets may or will not be realized. The Company has evaluated its ability to realize some or all of the deferred tax assets on its balance sheet for the coming year and has established a valuation allowance in the amount of $146,466 at December 31, 2019. The valuation allowance increased in 2019 by $119,618.

Note 7 – Related Party Transactions

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

On October 29, 2017 the Company entered into a loan agreement with an officer of the Company for $1,200. The terms of the note are disclosed in Note 3.

On February 6, 2018 LED Technology Group LLC, an affiliate, assigned its patent for a lighting apparatus with light-emitting diode chips and remote phosphor layer to the Company. On February 2, 2018 the CEO and Treasurer of the Company assigned their patent pending for a method for an LED product filtering engine to the Company. There was no consideration paid or due for those assignments.

The lender underlying the convertible notes (see Note 3) is considered a related party at December 31, 2019 since they control in excess of 10% (approximately 14.5%) of the votes between their holdings of common stock - Class A and Series A preferred stock

19

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019

Note 8 – Concentrations

For the year ended December 31, 2019 we derived 100% of our revenue from one customer. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by this customer or the future demand for the products and services of other similar customers. A loss of this client or the failure to retain similar customers could negatively affect our revenues and results of operations and/or trading price of our common stock. As of June 30, 2020, the revenue amounted to $3,927.

The Company has received debt funding from one lender. The balance at June 30, 2020 and 2019 was $416,000 and $41,000, respectively before deduction for debt discounts.

Note 9 – Subsequent Events

The Company has evaluated events subsequent to the balance sheet date through March 3, 2021 the date these financial statements were available to be issued.

On July 9, 2020, the Company issued a convertible note for $30,000 ($30,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of July 2, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On August 4, 2020, the Company issued a convertible note for $25,000 ($17,500 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On December 31, 2020, the Company issued a convertible note for $11,000 ($11,000 received as of January, 2021), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On March 16, 2021 the Company issued a promissory note to an officer of the Company for $9,100.

In addition, the Company purchased back and retired 2,490,813 shares of its Common Stock from an investor. The loss on the retirement of the Common Stock was $57,700.

On December 5, 2019 the Company entered into a consulting agreement with RedBand, Inc. In exchange for consulting services, RedBand, Inc. received 300,000 Class A common shares for a total value of $3,000.

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Item 4.	Exhibits

Index to Exhibits

Exhibit
Number	Exhibit Description

2.1(1)	Amended and Restated Articles of Incorporation
2.2(6)	Articles of Amendment
2.3(7)	Bylaws
3.1(1)	Specimen Stock Certificate
3.2(4)	Form of Lock-up and Resale Restriction Agreement
3.3(5)	Amendment No. 1 to Lock-up and Resale Restriction Agreement dated effective February 28, 2019 between the Company and GPL Ventures, LLC
3.4(6)	Amendment No. 1 to Lock-up and Resale Restriction Agreement dated effective February 28, 2019 between the Company and Tri-Bridge Ventures, LLC
4.1(3)	Form of Subscription Agreement
6.1(1)	Employment Agreement of Adam Green
6.2(1)	Employment Agreement of Eric Gutmann
6.3(2)	GPL Convertible Promissory Note dated December 14, 2017
6.4(2)	GPL Convertible Promissory Note dated March 22, 2018
6.5(5)	GPL Convertible Promissory Note dated May 20, 2019
6.6(6)	GPL Convertible Promissory Note dated August 22, 2019
6.7	GPL Convertible Promissory Note dated October 29, 2019
6.8(6)	GPL Convertible Promissory Note dated November 27, 2019
6.9	GPL Convertible Promissory Note dated December 19, 2019
6.10(6)	GPL Convertible Promissory Note dated January 9, 2020
6.11	GPL Convertible Promissory Note dated January 28, 2020
6.12	GPL Convertible Promissory Note dated March 5, 2020
6.13(2)	Gutmann Promissory Note dated October 29, 2017
6.14(4)	Note Extension Agreement dated November 8, 2018
6.15(4)	Note Extension Agreement dated December 13, 2018
6.16(4)	Note Extension Agreement dated March 21, 2019
6.17(6)	Note Extension Agreement dated effective December 14, 2019
6.18	Note Extension Agreement dated January 14, 2020
6.19(6)	Consulting Agreement dated October 29, 2019 with Beacon Capital, LLC
6.20(6)	2020 Stock Incentive Plan
16.1(1)	Patent
16.2(1)	Patent Application
16.3(6)	Patent Application No. 62/876, 106

__________________

(1)	Previously filed with the Company’s Form 1-A filed with the SEC on March 23, 2018.
(2)	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 12, 2018.
(3)	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 31, 2018.
(4)	Previously filed with the Company’s Form 1-K filed with the SEC on April 30, 2019.
(5)	Previously filed with the Company’s Form 1-SA filed with the SEC on September 10, 2019.
(6)	Previously filed with the Company’s Form 1-A Post-Qualification Amendment filed with the SEC on February 20, 2020.
(7)	Previously filed with the Company’s Form 1-K Post-Qualification Amendment filed with the SEC on March 6, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Decision, Inc.

Date:	March 18, 2021	By:	/s/ Adam Green
Adam Green, Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adam Green	Chief Executive Officer	March 18, 2021
Adam Green	(Principal Executive Officer)

/s/ Eric Gutmann	Chief Financial Officer	March 18, 2021
Eric Gutmann	(Principal Financial Officer and Principal Accounting Officer)

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